Alpha Network Alliance Ventures Inc.

11801 Pierce St., 2nd Floor,
Riverside, California 92505
(888) 770-5084

June 21, 2018

VIA EDGAR

Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Network Alliance Ventures Inc.

Registration Statement on Form S-1 (File No. 333-224132)

Dear Ms. Gupta Barros:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Alpha Network Alliance Ventures Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to June 25, 2018, at 4:30 p.m. Eastern Time, or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Thomas E. Puzzo, Esq., counsel to the undersigned at (206) 522-2256.

Very truly yours,

By: /s/ Eleazar Rivera

Name: Eleazar Rivera

Title: President and Chief Executive Officer